December 19, 2024

Jeffrey Wolf
Chief Executive Officer
Scorpius Holdings, Inc.
627 Davis Drive, Suite 300
Morrisville, North Carolina 27560

       Re: Scorpius Holdings, Inc.
           Registration Statement on Form S-1
           Filed December 18, 2024
           File No. 333-283880
Dear Jeffrey Wolf:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Melissa Palat Murawsky, Esq.